Plains All American Pipeline, L.P.

333 Clay Street, Suite 1600

Houston, Texas 77002

(713) 646-4100

September 27, 2021

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-259390) of Plains All American Pipeline, L.P.

Ladies and Gentleman:

On behalf of Plains All American Pipeline, L.P., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on September 29, 2021 or as soon thereafter as practicable. Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling David Oelman at (713) 758-3708 or Alan Beck at (713) 758-3638.

If you need any additional information, please contact me at (713) 646-4100.

Very truly yours,

Plains All American Pipeline L.P.

By:	PAA GP LLC, its general partner

By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	Plains GP Holdings, L.P., its sole member

By:	PAA GP Holdings LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary